UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC

(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Notification of Directors Dealing, dated 30 August 2018

30 August 2018

Micro Focus International plc

Notification of transactions by persons discharging managerial responsibilities or persons closely associated

Micro Focus International plc (the "Company", LSE: MCRO.L, NYSE: MFGP) announces that, in accordance with the terms of a divorce settlement, on 30 August 2018, Joy Loosemore transferred to Kevin Loosemore, Executive Chairman of the Company, 42,654 ordinary shares of 10 pence each in the Company ("Shares").

With effect from the decree absolute, Kevin Loosemore will cease to be treated as having an interest in 1,732 Shares which will be retained by Joy Loosemore.

DEALING NOTIFICATION FORM FOR USE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND THEIR PERSONS CLOSELY ASSOCIATED

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KEVIN LOOSEMORE (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTOR (EXECUTIVE CHAIRMAN)
b)	Initial notification/Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ORDINARY SHARES OF 10 PENCE EACH
	Identification code	GB00BD8YM01
b)	Nature of the transaction	TRANSFER OF SHARES FROM JOY LOOSEMORE FOR NIL CONSIDERATION
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£NIL	42,654 ORDINARY SHARES
d)	Aggregated information ● Aggregated volume ● Price ● Total	42,654 ORDINARY SHARES NIL NIL
e)	Date of the transaction	30 August 2018
f)	Place of the transaction	LONDON STOCK EXCHANGE XLON

DEALING NOTIFICATION FORM FOR USE BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND THEIR CLOSELY ASSOCIATED PERSONS

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JOY LOOSEMORE
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED WITH KEVIN LOOSEMORE, A PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES
b)	Initial notification/Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	ORDINARY SHARES OF 10 PENCE EACH
	Identification code	GB00BD8YM01
b)	Nature of the transaction	TRANSFER OF SHARES TO KEVIN LOOSEMORE FOR NIL CONSIDERATION
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£NIL	42,654 ORDINARY SHARES
d)	Aggregated information ● Aggregated volume ● Price ● Total	42,654 ORDINARY SHARES NIL NIL
e)	Date of the transaction	30 August 2018
f)	Place of the transaction	LONDON STOCK EXCHANGE XLON

The above notifications are made in accordance with the requirements of the EU Market Abuse Regulation.

 1NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 30 August 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer